Exhibit 99.6

5CS010.001 – SSR Mining Inc. NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada	Page 1

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada, October 20, 2017, with an effective date of December 31, 2016.

I, Dominic Chartier, do hereby certify that:

1)	I am a Senior Consultant (Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1500, 155 Yonge Street, Toronto, Ontario, Canada;

2)

I am a graduate of McGill University in Montreal, Quebec, with a B.Sc. in Earth and Planetary Sciences in 2002. I have practiced my profession continuously since 2002. I have created geological and ore deposit 3D models, analyzed the geostatistics and variography of ore deposits, completed National Instrument 43-101 compliant mineral resource estimations, evaluated the geotechnical and structural properties of ore deposits, reviewed analytical quality control sample results, and co-authored or contributed to numerous National Instrument 43-101 technical reports focused on gold, base metal and precious metal projects in Canada, West Africa, and South America;

3)

I am a Professional Geologist, registered with the Association of Professional Engineers & Geoscientists of Saskatchewan (APEGS#39656), the Ordre des Géologues du Québec (OGQ #874) and the Association of Professional Geoscientists of Ontario (APGO #2775);

4)	I have personally inspected the subject project on May 29 to May 31, 2017;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)

I am the co-author of this report and responsible for sections 4.1, 4.2, 5, 6, 7, 8, 9, 10, 11, 12, 14.1, 14.7, and 23 and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK Consulting (Canada) Inc. was retained by SSR Mining Inc. to prepare a technical audit of the Seabee Gold Operation. In conducting our audit, a gap analysis of project technical data was completed using Canadian Securities Administrators National Instrument 43-101 guidelines. The report is based on a site visit, a review of project files and discussions with SSR Mining Inc. personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Seabee Gold Operation or securities of SSR Mining Inc.; and

12)

As of the effective date of the technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“Original signed and sealed”]
Toronto, Ontario October 20, 2017	Dominic Chartier, PGeo (APEGS#39656) Senior Consultant (Geology)

DC	October 20, 2017